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                                                                 EXHIBIT 9(a)(v)


                                    GM LOGO

                                  June 3, 1997


Dear Stockholder:

     A special purpose trust (the "Series D Trust") formed by General Motors Corporation ("General Motors") is offering to exchange its 8.67% Trust Originated Preferred Securities(SM) ("TOPrS(SM)"), Series D (the "Series D Preferred Securities"), for up to 5,462,917 (i.e., approximately 90%) of General Motors' depositary shares (the "Series D 7.92% Depositary Shares"), each representing one-fourth of a share of General Motors' Series D 7.92% Preference Stock. Similarly, a special purpose trust (the "Series G Trust") formed by General Motors is offering to exchange its 9.87% Trust Originated Preferred Securities ("TOPrS(SM)"), Series G (the "Series G Preferred Securities"), for up to 9,071,910 (i.e., approximately 90%) of General Motors' depositary shares (the "Series G 9.12% Depositary Shares"), each representing one-fourth of a share of General Motors' Series G 9.12% Preference Stock. Such exchanges are to be made on the basis of one Series D Preferred Security for one Series D 7.92% Depositary Share, and one Series G Preferred Security for one Series G 9.12% Depositary Share.

     Enclosed for your consideration are a Prospectus dated June 3, 1997 (as amended or supplemented, the "Prospectus") and a Letter of Transmittal relating to each Offer to which your Depositary Shares (as defined in the Prospectus) are subject (the Letter of Transmittal relating to the Series D 7.92% Depositary Shares, together with the Prospectus, constitutes the "Series D Offer" and the Letter of Transmittal relating to the Series G 9.12% Depositary Shares, together with the Prospectus, constitutes the "Series G Offer"). These enclosures contain detailed information concerning the Offers, including the terms and conditions of the Offers, the purpose of the Offers and the procedures for tendering Depositary Shares in exchange for Preferred Securities pursuant to either or both of the Offers. These enclosures also contain detailed information relating to certain tax consequences of exchanging Depositary Shares for Preferred Securities pursuant to either or both of the Offers. Please read the enclosed information carefully before deciding whether or not you wish to tender your Depositary Shares for exchange in the applicable Offer(s).


     In reviewing the enclosed material, please bear in mind the following:

        - Each of the Offers and the related withdrawal rights will expire at 12:00 Midnight, Eastern time, on Wednesday, July 2, 1997, unless either or both is extended. The First National Bank of Boston, as exchange agent for each of the Offers (the "Exchange Agent"), must receive the certificates representing your Depositary Shares and the related Letter(s) of Transmittal (or the related Notice(s) of Guaranteed Delivery, if applicable) by that time. THERE IS A SEPARATE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY FOR EACH OFFER.

        - The exchange of Depositary Shares for Preferred Securities pursuant to either of the Offers is a taxable transaction under present United States federal income tax laws. In addition, your ownership and disposition of Preferred Securities may have different tax consequences than your ownership and disposition of Depositary Shares. You should consult your own tax advisor regarding the tax consequences to you of the exchange and the ownership and disposition of Preferred Securities, including the application and effect of United States federal, state, local and, where applicable, foreign tax laws.

        - Consummation of each of the Offers is conditioned on, among other things, tenders by a sufficient number of holders of Depositary Shares subject to each Offer such that there be at least 400 record or beneficial holders of at least 1,000,000 Preferred Securities of the series to be issued in exchange

---------------

(SM) "Trust Originated Preferred Securities" and "TOPrS" are service marks of Merrill Lynch & Co.
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        for the Depositary Shares tendered in such Offer, which condition may not be waived with respect to either Offer.

        - Consummation of each Offer is also conditioned on there not having been tenders by a number of holders of the Depositary Shares of the applicable series such that General Motors has determined that the consummation of such Offer would have a reasonable likelihood of producing, either directly or indirectly, (i) the related series of Depositary Shares to be held of record by less than 300 persons (as determined for purposes of Rule 13e-3 under the Securities Exchange Act of 1934, as amended) or (ii) the related series of Depositary Shares to cease to be listed on the New York Stock Exchange after the consummation of such Offer, which condition may not be waived with respect to either Offer.

     Although the Board of Directors of General Motors (the "General Motors Board") has authorized the Series D Offer and the Series G Offer, neither the General Motors Board nor General Motors makes any recommendation as to whether you should tender all or any of your Depositary Shares for exchange in either or both of the Offers. The General Motors Board has made no determination as to the fairness of the consideration to be received in either or both of the Offers. You should make your own decision as to whether to tender Depositary Shares in either or both of the Offers and, if so, how many Depositary Shares to tender.

     The Offers make good economic sense for General Motors. The purpose of the Offers is to refinance the Depositary Shares with the Preferred Securities to restructure a portion of General Motors' outstanding equity while achieving competitive financing and certain tax efficiencies. The refinancings effected pursuant to the Offers will permit General Motors to deduct interest payable to the Trusts for United States federal income tax purposes.

     I encourage you to read the enclosed materials carefully. If, after reviewing the information set forth in the Prospectus and related Letter(s) of Transmittal, you wish to tender Depositary Shares, please either follow the instructions contained in the Prospectus and applicable Letter of Transmittal or contact your broker, dealer, commercial bank, trust company or other nominee to effect the tender for you.

     If you need additional information or assistance in connection with either of the Offers, please contact the Information Agent, Georgeson & Company Inc., whose toll-free telephone number is (800) 223-2064.

                                          Very truly yours,

                                          John F. Smith, Jr.
                                          John F. Smith, Jr.
                                          Chairman of the Board, Chief Executive
                                          Officer
                                          and President

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